Doris Fox
Caracle Creek International Consulting
34 King Street East, 9th Floor
Toronto, Ontario, Canada, M5C 2X8
Telephone: 416-368-1801

CONSENT OF QUALIFIED PERSON

TO:      All securities regulatory authorities

I, Doris Fox, consent to the public filing of the technical report titled “Nieves Project, Form 43-101 Technical Report, Amended Preliminary Economic Assessment, Zacatecas, Mexico” dated effective 31 October, 2012 and amended on January 7, 2014 (the "Technical Report") by Quaterra Resources Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release titled “Quaterra Releases Favourable Preliminary Economic Assessment On Nieves Silver Project Showing Potential For Open Pit Silver Mine Producing More Than Five Million Ounces A Year” dated September 19, 2012 (the “Press Release”), by the Company.

I certify that I have read the Press Release being filed by the Company and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 7th day of January, 2014.

“signed and sealed”
Signature of Qualified Person

Doris Fox
Print name of Qualified Person